UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 17, 2017

First Community Corporation

(Exact Name of Registrant As Specified in Its Charter)

South Carolina

(State or Other Jurisdiction of Incorporation)

000-28344	57-1010751
(Commission File Number)	(I.R.S. Employer Identification No.)

5455 Sunset Blvd, Lexington, South Carolina	29072
(Address of Principal Executive Offices)	(Zip Code)

(803) 951-2265

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 8.01. Other Events.

On August 17, 2017, First Community Corporation (“First Community”), holding company for First Community Bank, and Cornerstone Bancorp (“Cornerstone”), the holding company for Cornerstone National Bank, issued a press release announcing that the Federal Deposit Insurance Corporation and the South Carolina Board of Financial Institutions have granted the regulatory approvals necessary for the merger of Cornerstone with and into First Community. The press release, dated August 21, 2017, is attached to this report as Exhibit 99.1 and incorporated herein by reference. The merger is expected to close on October 20, 2017, subject to the approval of Cornerstone’s shareholders at a special meeting to be held on September 19, 2017 and the satisfaction or waiver of other customary closing conditions.

FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the potential benefits of the merger between First Community and Cornerstone, which are subject to numerous assumptions, risks, and uncertainties.  Forward-looking statements are generally identifiable by the use of words such as “will,” “believe,” “expect,” “anticipate,” “should,” “could,” “would,” “plans,” “intend,” “project,” “estimate,” “goals,” “forecast,” “may” or similar expressions. Actual results could differ materially from those anticipated by such forward-looking statements as a result of a variety of risks, uncertainties and other factors including, without limitation: the businesses of First Community and Cornerstone may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes or at all; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; Cornerstone shareholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing, services and customer acquisition and retention; the degree of success and the timing of various business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in First Community’s Annual Report on Form 10-K filed on March 13, 2017 and documents subsequently filed by First Community with the Securities and Exchange Commission.  All forward-looking statements included in this news release are based on information available at the time of this release.  Neither First Community nor Cornerstone assumes any obligation to update any forward-looking statement.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This material is not a solicitation of any vote or approval of Cornerstone’s shareholders and is not a substitute for the proxy statement/prospectus or any other documents which First Community and Cornerstone may send to their respective shareholders in connection with the proposed merger. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such jurisdiction.

In connection with the proposed merger, First Community filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration Statement No. 333-218564) that includes a proxy statement/prospectus for the shareholders of Cornerstone. First Community also plans to file other documents with the Securities and Exchange Commission regarding the merger with Cornerstone. Cornerstone mailed the final proxy statement/prospectus to its shareholders on or about July 31, 2017. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CORNERSTONE SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about First Community, will be available, without charge, at the Securities and Exchange Commission’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/ prospectus can also be obtained, without charge, by directing a request to First Community Corporation, 5455 Sunset Blvd., Lexington, SC 29072, Attention: Michael Crapps.

ITEM 9.01. Financial Statements and Exhibits.

(d) Exhibits

Item	Exhibit

99.1	Joint Press Release issued by First Community Corporation and Cornerstone Bancorp dated August 21, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY CORPORATION

By:	/s/ Joseph G. Sawyer
Name:	Joseph G. Sawyer
Title:	Chief Financial Officer

Dated: August 21, 2017

Exhibit List

99.1	Joint Press Release issued by First Community Corporation and Cornerstone Bancorp dated August 21, 2017.